# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BJs RESTAURANTS INC, CIK 0001013488
CUSIP: 09180C106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001750383
Persons authorized to receive notices and communications: Ronald M. Shaich, 777 Brickell Avenue,, #500-96800, Miami, Florida (FL), 33131, 6452010601; Mark Katzoff, 233 South Wacker Drive, Suite 8000, Chicago, Illinois (IL), 60606-6448, 3124605000; Tess Rabin, 233 South Wacker Drive, Suite 8000, Chicago, Illinois (IL), 60606-6448, 3124605000; Seyfarth Shaw LLP, 233 South Wacker Drive, Suite 8000, Chicago, Illinois (IL), 60606-6448, 3124605000

## Reporting persons
- BJ's Act III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,786,545; sole dispositive power 0; shared dispositive power 1,786,545; aggregate amount beneficially owned 1,786,545 (8.1% of the class)
  Comment: Boxes 8, 10 and 11
  
  Consists of (a) 909,596 shares of Common Stock of the Issuer held by the Reporting Person, and (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by the Reporting Person.
  
  Box 13
  
  Based on a total of 22,074,136 shares of Common Stock, which is calculated based upon the sum of (a) 21,197,187 shares of Common Stock issued and outstanding as of February 25, 2026 as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2026 (the "10-K") and (b) 876,949 shares of Common Stock issuable upon the exercise of the warrants.
- Act III Holdings, LLC (CIK 0001750383): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,786,545; sole dispositive power 0; shared dispositive power 1,786,545; aggregate amount beneficially owned 1,786,545 (8.1% of the class)
  Comment: Boxes 8, 10 and 11
  
  Consists of (a) 909,596 shares of Common Stock of the Issuer held by BJ's Act III, LLC, and (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by BJ's Act III, LLC.
  
  Box 13
  
  Based on a total of 22,074,136 shares of Common Stock, which is calculated based upon the sum of (a) 21,197,187 shares of Common Stock issued and outstanding as of February 25, 2026 as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2026 (the "10-K") and (b) 876,949 shares of Common Stock issuable upon the exercise of the warrants.
- Ronald M. Shaich (CIK 0001034193): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,936,825; sole dispositive power 0; shared dispositive power 1,936,825; aggregate amount beneficially owned 1,936,825 (8.8% of the class)
  Comment: Boxes 8, 10 and 11
  
  Consists of (a) 909,596 shares of Common Stock of the Issuer held by BJ's Act III, LLC,
  (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by BJ's Act III, LLC, and (c) 150,280 shares of Common Stock of the Issuer held by a trust for which the Reporting Person has sole voting and dispositive power.
  
  Box 13
  
  Based on a total of 22,074,136 shares of Common Stock, which is calculated based upon the sum of (a) 21,197,187 shares of Common Stock issued and outstanding as of February 25, 2026 as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2026 (the "10-K") and (b) 876,949 shares of Common Stock issuable upon the exercise of the warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BJs RESTAURANTS INC
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Comment: This statement constitutes Amendment Number 7 (the "Amendment") to the Schedule 13D relating to the common stock, no par value (the "Common Stock"), of BJ's Restaurants, Inc., a California corporation (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 15, 2020 (the "Original Filing") as amended by Amendment No. 1 ("Amendment No. 1") on November 30, 2020, Amendment No. 2 ("Amendment No. 2") on April 20, 2023, Amendment No. 3 ("Amendment No. 3") on January 2, 2025, Amendment No. 3 ("Amendment No. 4") on November 17, 2025, Amendment No. 5 ("Amendment No. 5") on March 11, 2026, and Amendment No. 6 ("Amendment No. 6") on March 19, 2026 (collectively, the "Schedule 13D"), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On March 20, 2026, the Reporting Persons purchased 78,382 shares of the Issuer's Common Stock for investment purposes.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
On March 20, 2026, the Reporting Persons purchased 78,382 shares of Common Stock in open market transactions at a weighted average price of $34.9203 per share. These purchases were effected at prices ranging from $35.00 to $34.73 per share, inclusive.

The Reporting Persons undertake to provide to the staff of the U.S. Securities and Exchange Commission, the Issuer, or any security holder of the Issuer, upon request, full information regarding the number of shares purchased at each separate price within the range set forth above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As disclosed in the Schedule 13D, on November 14, 2025, the Issuer, Act III Holdings, LLC, a Delaware limited liability company ("Act III Holdings"), Act III Management, LLC, a Delaware limited liability company controlled and indirectly owned by Ronald Shaich ("Act III Management"), BJ's Act III, LLC, and SC 2018 Trust LLC, a Delaware limited liability company owned by an irrevocable trust established by Ronald Shaich (the "2018 Trust" and with Act III Holdings, LLC, Act III Management, LLC, BJ's Act III, LLC, collectively are referred to herein as the "Act III Parties" and individually as an "Act III Party") entered into that certain Amendment to Cooperation Agreement (the "Cooperation Agreement Amendment"), pursuant to which the (a) the expiration date of the agreement was extended to June 30, 2027 and (b) the standstill provisions were revised so that the Act III Parties and its Affiliates are restricted from acquiring or seeking to acquire additional shares of the Company's voting securities (other than the exercise of the Warrant or with the prior consent of the Issuer), or engaging in any other transactions, which would result in the Act III Parties and its Affiliates beneficially owning greater than 2,091,011 shares of Common Stock of the Issuer.

The foregoing description of the Cooperation Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the agreement itself.

## Signatures
- BJ's Act III, LLC: /s/ Ronald M. Shaich, Ronald M. Shaich/Chief Executive Officer (03/23/2026)
- Act III Holdings, LLC: /s/ Ronald M. Shaich, Ronald M. Shaich/Chief Executive Officer (03/23/2026)
- Ronald M. Shaich: /s/ Ronald M. Shaich, Ronald M. Shaich (03/23/2026)